SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2008

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Continues Market Leading Enhancements to Desktop Platform as Adoption Accelerates dated October 20, 2008.

                                                                          ITEM 1

Press Release                                          Source: RADVISION(R) Ltd.

RADVISION Continues Market Leading Enhancements to Desktop
Platform as Adoption Accelerates

Monday October 20, 9:00 am ET

RADVISION Showcases SCOPIA Desktop with Improved High Definition Technology Delivering an End-to-End High Definition Video and Data Experience

PARIS & TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq:
RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that it will demonstrate its latest high definition (HD) desktop video conferencing advancements, including HD motion video and HD data sharing, on October 21st - 23rd at the IP Convergence Expo in Paris.

Building on the award-winning SCOPIA Desktop's HD 720p receive capabilities currently available, SCOPIA Desktop users will now be able to send HD business quality video from a PC with a standard consumer USB web camera. This will allow all conference participants on desktops or room systems to see desktop participants in full HD, significantly improving the conference experience especially in full screen mode. This capability is being demonstrated using a widely available and affordable Logitech(R) QuickCam(R) Pro 9000 USB camera with RADVISION's SCOPIA Desktop software on a standard PC delivering an exceptional value for a full HD desktop solution.

RADVISION is also furthering its lead in the desktop arena with the implementation of HD data sharing. Using H.264 HD codec technology for the H.239 data channel in SCOPIA Desktop, data sharing is now at HD crystal clarity. Data collaboration via the H.239 standard is a key component to effective meetings between room systems and desktop video conferencing. Now, with the addition of high definition support, it provides a true end-to-end HD experience for both video and data. It also delivers better bandwidth utilization resulting in improved image quality and lower delay even in low bandwidth environments.

SCOPIA Desktop extends room system based video conferencing deployments by allowing remote users to connect to conferences and fully participate in audio, video, and data collaboration as if they were in the same room. SCOPIA Desktop's unique market leading features include a freely distributable web client, automatic firewall traversal, voice-video-data interoperability and end-to-end high definition. SCOPIA Desktop can be used by anyone inside or outside the enterprise firewall making it easy to connect to and fully participate in meetings no matter where users are - at their desk, at a customer location, or in a hotel in another part of the world.

These unique capabilities continue to drive wide-scale market acceptance and adoption of SCOPIA Desktop, introduced in June 2007. Port licenses for SCOPIA Desktop, which is bundled with the SCOPIA platform, are free but must be requested by users. The number of port licenses for SCOPIA Desktop more than doubled in the first six months of 2008 compared with the last half of 2007. Now, with over 15,000 ports deployed, these shared ports are in use in enterprises, governments, educational institutions and other organizations worldwide supporting tens of thousands of users. RADVISION's continued investment in SCOPIA Desktop including these latest enhancements is improving the quality and experience of desktop conferencing and accelerating the extension of video conferencing to the desktop.

"As the market moves to high definition, users are expecting the same HD quality across any device they choose to participate with in the conference - not just for video, but also for presentations and other materials," said Boaz Raviv, CEO of RADVISION. "The high definition capabilities that SCOPIA Desktop now offers utilizing affordable off-the-shelf cameras and PCs are second to none in the market."

"In May of this year, we awarded RADVISION the 2008 North American Frost & Sullivan Award for Product Differentiation Innovation for the SCOPIA Conferencing Platform. This was in recognition of market leading support for standard and high definition video, advanced network management capabilities, but largely due to the integration of desktop conferencing," said Krithi Rao Industry Analyst - Unified Communications for Frost & Sullivan. "RADVISION continues to pace the market delivering what users want and their success in the market with SCOPIA Desktop shows it."

RADVISION will be exhibiting SCOPIA Desktop with this latest high definition
(HD) capability and unified communications integration with IBM and Microsoft solutions at the IP Convergence Expo in Paris, October 21 - 23, Porte De Versailles, stand D12.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate Contact:
RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney / Todd Barrish, +1 212-704-7385 sean@dukaspr.com / todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: October 31, 2008